                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. __)(1)

                   MONMOUTH REAL ESTATE INVESTMENT CORPORATION
              -----------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   609720-10-7
                         -------------------------------
                                 (CUSIP Number)

                                MATTHEW T. MOROUN
                              CHAIRMAN OF THE BOARD
                          OAKLAND FINANCIAL CORPORATION
                                34200 MOUND ROAD
                        STERLING HEIGHTS, MICHIGAN 48310
                                 (800) 201-0450
           ----------------------------------------------------------
             Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                 March 19, 2002
                            ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
         NAME OR REPORTING PERSON
  1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Oakland Financial Corporation (Federal ID #38-3276605)
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS

              SEE ITEM 3
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           [ ]
--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY              50,000
    OWNED BY      --------------------------------------------------------------
      EACH        8.   SHARED VOTING POWER
   REPORTING
     PERSON                 567,558*
                  --------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                            50,000
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER

                            567,558*
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              50,000
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                           [ ]
--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.5%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

              HC
--------------------------------------------------------------------------------

        * Consists of (i) 50,000 shares owned by Oakland Financial Corporation,
        (ii) 306,068 shares owned by Liberty Bell Agency, Inc., and (iii) 211,490 owned by Cherokee Insurance Company as of the close of business on March 19, 2002. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

--------------------------------------------------------------------------------
  1.     NAME OR REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Liberty Bell Agency, Inc. (Federal ID #38-2338264)
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS

              SEE ITEM 3
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           [ ]
--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

         Michigan
--------------------------------------------------------------------------------
   NUMBER OF      7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY              306,068
    OWNED BY      --------------------------------------------------------------
      EACH        8.   SHARED VOTING POWER
   REPORTING
     PERSON                 567,558*
                  --------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                            306,068
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER

                            567,558*
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              306,068
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                           [ ]
--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.8%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

        * Consists of (i) 50,000 shares owned by Oakland Financial Corporation,
        (ii) 306,068 shares owned by Liberty Bell Agency, Inc., and (iii) 211,490 owned by Cherokee Insurance Company as of the close of business on March 19, 2002. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

--------------------------------------------------------------------------------
  1.     NAME OR REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Cherokee Insurance Company (Federal ID #38-3464294)
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS

              SEE ITEM 3
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           [ ]
--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

         Michigan
--------------------------------------------------------------------------------
   NUMBER OF      7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY              211,490
    OWNED BY      --------------------------------------------------------------
      EACH        8.   SHARED VOTING POWER
   REPORTING
     PERSON                 567,558*
                  --------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                            211,490
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER

                            567,558*
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              211,490
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                           [ ]
--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.0%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

              IC
--------------------------------------------------------------------------------

        * Consists of (i) 50,000 shares owned by Oakland Financial Corporation,
        (ii) 306,068 shares owned by Liberty Bell Agency, Inc., and (iii) 211,490 owned by Cherokee Insurance Company as of the close of business on March 19, 2002. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

                        STATEMENT PURSUANT TO RULE 13d-1

                      OF THE GENERAL RULES AND REGULATIONS

                  UNDER THE SECURITIES ACT OF 1934, AS AMENDED

ITEM 1. SECURITY AND ISSUER.

               This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Class A common stock, par value $.01 per share (the "Common Stock"), of Monmouth Real Estate Investment Corporation, a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728.

ITEM 2. IDENTITY AND BACKGROUND.

               This Schedule 13D is filed by Oakland Financial Corporation, a Delaware corporation ("Oakland"), Liberty Bell Agency, Inc., a Michigan corporation ("Liberty Bell"), and Cherokee Insurance Company, a Michigan corporation ("Cherokee"). Liberty Bell and Cherokee are wholly-owned subsidiaries of Oakland. Matthew T. Moroun is Chairman of the Board and the controlling stockholder of Oakland. Mr. Moroun is a United States citizen.

               The principal executive offices of Oakland, Liberty Bell and Cherokee are located at 34200 Mound Road, Sterling Heights, Michigan 48310.

               The principal business of Oakland is to act as a financial services holding company, the principal business of Liberty Bell is to act as an insurance services company, and the principal business of Cherokee is to act as an insurance company.

               During the past five years, none of Oakland, Liberty Bell and Cherokee, or, to the best knowledge of Oakland, Liberty Bell or Cherokee, any director or executive officer thereof, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of Oakland, Liberty Bell or Cherokee, or, to the best knowledge of Oakland, Liberty Bell or Cherokee, any director or executive officer thereof, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they have been or are currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $3,592,599. Oakland and Liberty Bell used general working capital and borrowed funds through their respective securities margin accounts to acquire the shares of Common Stock acquired by them. Cherokee used funds from its general working capital to acquire the shares of Common Stock acquired by it. Cherokee has not used any borrowed funds to acquire shares of Common Stock.

               On March 19, 2002, Oakland acquired 5,000 shares of Common Stock, Liberty Bell acquired 41,068 shares of Common Stock, and Cherokee acquired 11,390 shares of Common Stock, representing total purchases of 57,458 shares of Common Stock at costs ranging from $6.62 to $6.73 per share. The acquisition of these 57,458 shares increased the total combined ownership of Oakland, Liberty Bell and Cherokee to 567,558 shares of Common Stock, or approximately 5.3% of the outstanding shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

               Oakland, Liberty Bell and Cherokee acquired 567,558 shares of Common Stock between April 17, 2000 and March 19, 2002, bringing their total ownership of the outstanding shares of Common Stock to approximately 5.3%. These purchases were made for investment purposes and potentially to assist Issuer's management and to exercise influence and control over Issuer's management and operations.

               Oakland, Liberty Bell and/or Cherokee currently intend to acquire additional shares of Common Stock through open market purchases for investment purposes and potentially to assist Issuer's management and to exercise influence and control over Issuer's management and operations. In addition, depending on market conditions, alternate investment opportunities, liquidity, and other relevant business and personal considerations, Mr. Moroun (either acting in his individual capacity or through Oakland, Liberty Bell, Cherokee or other corporations directly or indirectly owned or controlled by him) may acquire shares of Common Stock through open market purchases, public or private offerings, privately negotiated transactions or otherwise for investment purposes and potentially to assist Issuer's management and to exercise influence and control over Issuer's management and operations. Oakland, Liberty Bell, Cherokee and/or Mr. Moroun may seek one or more seats on the Board of Directors of Issuer.

               Except as set forth above, and as of the date hereof, the reporting persons have no intention of making any plans or proposals that relate to or would result in (a) the acquisition of additional securities of Issuer or the disposition of securities of Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization, or liquidation, (c) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries,
(d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies (although the reporting persons may cause future changes to be made to the composition of the board through the addition of new members), (e) any material change in the present capitalization or dividend policy of Issuer, (f) any other material changes in Issuer's business or corporate structure, (g) changes in Issuer's Charter, By-Laws, or instruments corresponding thereto or other actions which may impede the acquisition or control of Issuer by any person, (h) a class of securities of Issuer being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to those listed in (a) through (i) above.

               Notwithstanding anything to the contrary herein contained, each of the reporting persons and Mr. Moroun expect to evaluate on an ongoing basis Issuer's financial condition and prospects, their interest in and intentions with respect to Issuer and market conditions generally. Accordingly, the reporting persons and Mr. Moroun may change their plans at any time and from time to time, which could result in their making plans or proposals that would result in actions similar to those listed in items (a) through (j) of the preceding paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of March 19, 2002, Oakland owned 50,000 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock, Liberty Bell owned 306,068 shares of Common Stock, or approximately 2.8% of the outstanding shares of Common Stock, and Cherokee owned 211,490 shares, or approximately 2.0% of the outstanding shares of Common Stock. On a combined basis, as of March 19, 2002, the reporting persons beneficially owned an aggregate of approximately 5.3% of the outstanding shares of Common Stock.

               The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock as reported by Issuer in its Form 10-Q for the quarter ended December 31, 2001. The total number of outstanding shares of Common Stock reported in Issuer's most recent Form 10-Q, and the 306,068 shares of Common Stock owned by Liberty Bell, do not include any shares acquired pursuant to Issuer's Dividend and Reinvestment Plan on or about March 15, 2002. Liberty Bell purchased $40,000 worth of shares of Common Stock on or about March 15, 2002 pursuant to Issuer's Dividend and Reinvestment Plan, but as of the date of this filing Liberty Bell has not received confirmation from the trustee as to the number of shares purchased in that transaction. It is estimated that the $40,000 purchase would represent between 5,000 and 6,000 shares of Common Stock, or less than 0.1% of the outstanding shares of Common Stock.

               (b) As of March 19, 2002, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 50,000 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 306,068 shares of Common Stock, or approximately 2.8% of the outstanding shares of Common Stock, and Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 211,490 shares of Common Stock, or approximately 2.0% of the outstanding shares of Common Stock.

               (c) During the 60-day period preceding the date of this Schedule 13D, Oakland acquired the following shares of Common Stock through open market purchases:

               February 22, 2002      --  1,210 shares at a cost of between $6.70 and $6.71 per
                                          share, for total cost of $8,112

               March 19, 2002         --  5,000 shares at a cost of $6.73 per share, for total
                                          cost of $33,655

               During the 60-day period preceding the date of this Schedule 13D, Liberty Bell acquired the following shares of Common Stock through open market purchases:

               February 14, 2002      --  7,500 shares at a cost of $6.73 per share, for a total cost of $50,480

               February 15, 2002      --  5,000 shares at a cost of $6.67 per share, for a total cost of $33,355

               February 19, 2002      --  5,000 shares at a cost of $6.69 per share, for a total cost of $33,455

               February 20, 2002      --  5,000 shares at a cost of $6.69 per share, for a total cost of $33,455

               February 22, 2002      --  5,000 shares at a cost of $6.68 per share, for a total cost of $33,405

               February 25, 2002      --  6,500 shares at a cost of $6.70 per share, for a total cost of $43,555

               February 27, 2002      --  3,600 shares at a cost of between $6.73 and $6.76 per
                                          share, for a total cost of $24,233

               February 28, 2002      --  6,400 shares at a cost of between $6.73 and $6.75 per
                                          share, for a total cost of $43,177

               March 1, 2002          --  5,000 shares at a cost of between $6.73 and $6.74 per
                                          share, for a total cost of $33,655

               March 4, 2002          --  5,000 shares at a cost of $6.68 per share, for a total cost of $33,405

               March 18, 2002         --  5,000 shares at a cost of $6.78 per share, for a total cost of $33,905

               March 19, 2002         --  41,068 shares at a cost of between $6.62 and $6.70 per share, for a total cost of $273,316


               During the 60-day period preceding the date of this Schedule 13D, Cherokee acquired the following shares of Common Stock through open market purchases:

               February 26, 2002      --  1,000 shares at a cost of $6.70 per share, for a total cost of $6,700

               February 27, 2002      --  100 shares at a cost of $6.70 per share, for a total
                                          cost of $670

               February 28, 2002      --  300 shares at a cost of $6.70 per share, for a total
                                          cost of $2,010

               March 4, 2002          --  2,509 shares at a cost of between $6.67 and $6.70 per
                                          share, for a total cost of $16,807

               March 19, 2002         --  11,390 shares at a cost of between $6.65 and $6.77 per share, for a total cost of $76,015


               (d)  Not applicable.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               The following exhibit is filed with this report.

      Exhibit 1 Joint Filing Agreement dated as of March 22, 2002 by and among the reporting persons.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2002


               OAKLAND FINANCIAL CORPORATION

               By:       /s/  Matthew T. Moroun
                         --------------------------------

               Name:   Matthew T. Moroun
               Title:  Chairman of the Board

               LIBERTY BELL AGENCY, INC.

               By:       /s/  Matthew T. Moroun
                         --------------------------------

               Name:   Matthew T. Moroun
               Title:  Chairman of the Board

               CHEROKEE INSURANCE COMPANY

               By:       /s/  Matthew T. Moroun
                         --------------------------------

               Name:   Matthew T. Moroun
               Title:  Chairman of the Board

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

        We, the signatories to the Schedule 13D to which this Agreement is attached, hereby agree that the Schedule 13D is, and any further amendments hereto filed by any of us will be, filed on behalf of each of us.

Dated:  March 22, 2002


               OAKLAND FINANCIAL CORPORATION

               By:       /s/  Matthew T. Moroun
                         --------------------------------

               Name:   Matthew T. Moroun
               Title:  Chairman of the Board

               LIBERTY BELL AGENCY, INC.

               By:       /s/  Matthew T. Moroun
                         --------------------------------

               Name:   Matthew T. Moroun
               Title:  Chairman of the Board

               CHEROKEE INSURANCE COMPANY

               By:       /s/  Matthew T. Moroun
                         --------------------------------

               Name:   Matthew T. Moroun
               Title:  Chairman of the Board

                           SCHEDULE A TO SCHEDULE 13D

                     Filed by Oakland Financial Corporation

                          Oakland Financial Corporation
                        Directors and Executive Officers

Name                              Present Address                 Present Principal Occupation
----                              ---------------                 ----------------------------
Matthew T. Moroun                 12225 Stephens Road             Chairman of the Board
Chairman & Director               Warren, MI  48089               Oakland Financial Corporation
                                                                     and its subsidiaries

Mark J. Dadabbo                   2535 Amberly Road               President
President, Treasurer,             Bloomfield Hills, MI  48301     Oakland Financial Corporation
   Secretary & Director                                              and its subsidiaries

                           SCHEDULE B TO SCHEDULE 13D

                       Filed by Liberty Bell Agency, Inc.

                            Liberty Bell Agency, Inc.

Name                              Present Address                 Present Principal Occupation
----                              ---------------                 ----------------------------
Matthew T. Moroun                 12225 Stephens Road             Chairman of the Board
Chairman & Director               Warren, MI  48089               Oakland Financial Corporation
                                                                     and its subsidiaries

Mark J. Dadabbo                   2535 Amberly Road               President
President, Treasurer,             Bloomfield Hills, MI  48301     Oakland Financial Corporation
   Secretary & Director                                              and its subsidiaries

George Gerges                     29834 Clarita                   V.P. Claims/Corp. Secretary
Corporate Secretary               Livonia, MI  48152              Liberty Bell Agency, Inc.

Mark A. Schmalenberg              33643 Ashton                    Vice President
Vice President                    Sterling Heights, MI  48312     Liberty Bell Agency, Inc.

                           SCHEDULE C TO SCHEDULE 13D

                       Filed by Cherokee Insurance Company

                           Cherokee Insurance Company
                        Directors and Executive Officers

Name                              Present Address                 Present Principal Occupation
----                              ---------------                 ----------------------------
Matthew T. Moroun                 12225 Stephens Road             Chairman of the Board
Chairman & Director               Warren, MI  48089               Oakland Financial Corporation
                                                                     and its subsidiaries

Mark J. Dadabbo                   2535 Amberly Road               President
President, Treasurer,             Bloomfield Hills, MI  48301     Oakland Financial Corporation
   Secretary & Director                                              and its subsidiaries

Warren V. Core                    311 Heatherwood Court           Chief Executive Officer
CEO & Director                    Winter Springs, FL  32708       Cherokee Insurance Company

H.W. (Bud) Sherrod                1057 Waterplace Way             President
Director                          Knoxville, TN  37922            Ameriplan Benefit Corporation

Emmon W. Love                     5332 Hickory Hollow             Vice President
Director                          Knoxville, TN  37919            Ameriplan Benefit Corporation

Margaret M. Rohn                  2082 Avon Lake Road             Controller
Corporate Secretary               Rochester Hills, MI  48307      Liberty Bell Agency, Inc.

Robert K. Kuhn                    7102 Danbrooke                  Vice President & CFO
Vice President & CFO              West Bloomfield, MI  48322      Cherokee Insurance Company

Mark Schmalenberg                 33643 Ashton                    Vice President
Vice President                    Sterling Heights, MI  48322     Liberty Bell Agency, Inc.

Brian M. O'Meara                  33086 Grennada                  Treasurer
Treasurer                         Livonia, MI  48154              Cherokee Insurance Company